Exhibit 99.2

TABLE OF CONTENTS

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2012	4
PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD OF DIRECTORS FROM CERTAIN LIABILITIES	5
PROPOSAL 3—RE-APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS AND OF THE EXECUTIVE DIRECTOR	6
PROPOSAL 4—MAKE CERTAIN ADJUSTMENTS TO THE COMPANY’S DIRECTORS REMUNERATION POLICY	7
PROPOSAL 5—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS	8
PROPOSAL 6—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2013	9
PROPOSALS FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS	10
SOLICITATION OF PROXIES	10
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	10
OTHER MATTERS	10

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 26, 2013

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting of Shareholders, and at any adjournments thereof.

The meeting of shareholders to which this Proxy Statement relates constitutes the annual meeting of shareholders under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange.

Attending the Annual General Meeting

The Annual General Meeting will be held on June 26, 2013, at 10:00 CET, at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting of Shareholders. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about May 31, 2013.

In accordance with our articles of association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by June 25, 2013 before 17:00 Central European Time. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 Central European Time June 25, 2013. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, €0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of business on May 29, 2013 according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting is 68,650,688.

Street Name Holders and Record Holders

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust or our shareholder register. For street name shares, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the street name holders. If you plan to attend the Annual General Meeting and vote your street name shares in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting. You can always attend the Annual General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on (i) the adoption of our Dutch statutory annual accounts for the financial year 2012, (ii) the discharge of the members of our Board of Directors from certain liabilities for the financial year 2012, (iii) the re-appointment of two non-executive directors and of the executive director, (iv) making certain adjustments to the Company’s Directors Remuneration Policy, as described in the proxy statement; (v) award of restricted shares to our non-executive directors, as described in the proxy statement, and (vi) the appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2013.

If you vote by proxy without indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts for the financial year 2012;

•	The discharge of the members of our Board Of Directors from certain liabilities for the financial year 2012;

•	The re-appointment of two non-executive directors and of the executive director;

•	The adjustments to the Company’s Directors Remuneration Policy;

•	Award of restricted shares to our non-executive directors; and

•	The appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2013.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Annual General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting and entitled to vote on the proposal is required to approve each of the proposals set forth in this proxy statement.

Although there is no quorum requirement under our articles of association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Annual General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the Annual General Meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

Other Matters

As of the date of this Proxy Statement, our board of directors does not know of any business that will be presented for consideration at the Annual General Meeting other than the matters described in this Proxy Statement. If any other matters are properly brought before the Annual General Meeting, the persons named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2012

At the Annual General Meeting, our shareholders will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2012 (the “2012 Annual Accounts”). We will also report on the business and the results of operations for the year ended December 31, 2012 based on the 2012 Annual Accounts. We will also discuss the application of the Dutch corporate governance code and the reservation and dividend policy.

Our 2012 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2012 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States (“US GAAP”). A copy of the 2012 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2012 Annual Accounts.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF OUR 2012 ANNUAL ACCOUNTS.

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD OF DIRECTORS FROM CERTAIN LIABILITIES

At the Annual General Meeting, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board of Directors from certain liabilities with respect to the exercise of their management and supervisory duties during our financial years ended December 31, 2012. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year 2012. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board of Directors to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS OF OUR BOARD OF DIRECTORS FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2012.

PROPOSAL 3—RE-APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS AND OF THE EXECUTIVE DIRECTOR

Pursuant to the Company’s Articles of Association, the term of the initial class III Directors, John Baker, Jean Mandeville and David Ruberg, shall expire immediately following the Annual General Meeting. The Board of Directors, after careful consideration, recommends that Mr. Baker and Mr. Mandeville each be re-appointed for a three-year term (such that Messrs. Baker’s and Mandeville’s terms shall expire immediately following the Annual General Meeting in 2016) as non-executive directors and that Mr. Ruberg be re-appointed for a three-year term (such that Mr. Ruberg’s term shall expire immediately following the Annual General Meeting in 2016) as executive director.

Robert J. Baker, non-executive director

Mr. Baker is the Chairman of the Board of Directors. Before the Company moved to a one-tier board in January 2011, Mr. Baker served as Chairman of the Company’s Supervisory Board, which he joined in 2007. He founded Baker Capital in 1995. Mr. Baker is a member of the board of Wine.com. He is a graduate of Harvard College and Harvard Business School.

Jean F.H.P. Mandeville, non-executive director

Mr. Mandeville joined the Company’s Board of Directors in January 2011. From October 2008 to December 2010 Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à.r.l. He was an Executive Vice-President and the Chief Financial Officer of Global Crossing Holdings Ltd./Global Crossing Ltd. from February 2005 to September 2008, where he was responsible for all its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. Mr. Mandeville graduated from the University Saint-Ignatius Antwerp with a Master’s in Applied Economics in 1982 and a Special Degree in Sea Law in 1985.

David C. Ruberg; executive director

Mr. Ruberg joined the Company as President and CEO in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Company’s Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. From January 2002 until October 2007 he was affiliated with Baker Capital. From April 1993 until October 2001 Mr. Ruberg was chairman, president and CEO of Intermedia Communications, as well as chairman of its majority-owned subsidiary Digex, Inc. Mr. Ruberg holds a Bachelor degree from Middlebury College and a Master’s in Computer and Communication Sciences from the University of Michigan.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF JOHN BAKER AND THE RE-APPOINTMENT OF JEAN MANDEVILLE AS NON-EXECUTIVE DIRECTORS AND FOR THE RE-APPOINTMENT OF DAVID RUBERG AS EXECUTIVE DIRECTOR.

PROPOSAL 4—MAKE CERTAIN ADJUSTMENTS TO THE COMPANY’S DIRECTORS REMUNERATION POLICY

At the Annual General Meeting, our shareholders will be asked to adopt the Company’s Directors Remuneration Policy as recommended by the Board of Directors a copy of which is attached hereto as Appendix A.

Compared to the current Directors Remuneration Policy, as adopted by the General Meeting on 20 January 2012, the following adjustments will be made: (i) the contractual relationship between the Company and each executive director will no longer be reflected in an employment agreement, but in a management agreement; (ii) the possibility for an executive director to participate in a pension plan has been deleted; and (iii) as the Company has implemented a long term incentive plan that includes performance shares and restricted shares (where the previous plan only allowed for the grant of options), the policy has therefore been adjusted to allow for the grant of restricted shares and/or performance shares.

The first and second adjustments to the Directors Remuneration Policy are due to the fact that on 1 January 2013 the Management and Supervision Act has become effective in the Netherlands. As a consequence as per 1 January 2013 new or renewed contractual relationships between a listed company and a director can no longer be in the form of an employment agreement and will therefore by in the form of a management agreement. As a director can no longer be an employee of the Company, the possibility for directors to participate in the Company’s pension plan (which is geared towards its employees) has been terminated.

The third adjustment to the Directors Remuneration Policy is the result of the implementation by the Company of its 2013 International Equity Based Incentive Plan, which is an exhibit to the Form 6-K filed by the Company on May 28, 2013 (available at www.sec.gov). Pursuant to this plan the Company now has the ability, in addition to granting options, to grant restricted shares to its non-executive directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADJUSTMENTS TO THE COMPANY’S DIRECTORS REMUNERATION POLICY

PROPOSAL 5—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS

At current, the annual cash compensation for each non-executive director is EUR 40,000 gross per annum (the same as 2012) plus fees for committee participation that are the same as 2012 and listed below:

•	Audit Committee. Each member of the Company’s Audit Committee will receive EUR 15,000 gross per annum and the Chairman of the Company’s committee will receive an additional EUR 10,000 gross per annum;

•

Compensation Committee. Each member of the Company’s Compensation Committee will receive an additional EUR 5,000 gross per annum and the Chairman of the committee will receive an additional EUR 5,000 gross per annum.

At the Annual General Meeting and subject to the Annual General Meeting having adopted proposal 4 (“Make certain adjustments to the Company’s Directors Remuneration Policy”), our shareholders will be asked to approve the following adjustment to the compensation of the non-executive directors for the period between this Annual General Meeting and the next one.

Each non-executive director will be awarded restricted shares equivalent to a value of EUR 40,000 under the terms and conditions of the Company’s 2013 International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on 28 May 2013; available at www.sec.gov) and containing the following key terms:

•	The number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of this Annual General Meeting;

•	All of these restricted shares will vest on the day of the next Annual General Meeting subject to the non-executive director having served for the entire period;

•

The restricted shares will be locked up (be non-exercisable) for a period that will end three years from the date of award or on the date the non-executive director ceases to be a director of the Company, whichever is sooner;

•	Upon change of control, these restricted shares will vest immediately and any lock provisions will expire.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS WITH A VALUE OF EUR 40,000.

PROPOSAL 6—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2013

The Company’s Articles of Association provide that the Shareholders at the Annual General Meeting instruct an auditor to examine the Annual Accounts drawn up by the Board of Directors, to lay a report of their findings before the Board of Directors and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct KPMG Accountants N.V. to act as independent auditor for the year ending 31 December 2013.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR 2013.

PROPOSALS FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Because we are a Dutch public limited company whose shares are traded on the New York Stock Exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our board of directors to be considered for election at the 2014 Annual General Meeting of Shareholders or if you wish to submit another kind of proposal for consideration by shareholders at the 2014 Annual General Meeting of Shareholders.

Under our articles of association, if you are interested in submitting a proposal to be presented at the 2014 Annual General Meeting of Shareholders, you must fulfill the requirements set forth in our articles of association, and we must receive your proposal at our office as set forth below no later than 60 days before the annual general meeting:

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, for a copy of the relevant provisions of the Company’s articles of association regarding the requirements for making shareholder proposals.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the Securities and Exchange Commission (“SEC”). You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:
	Name:	David C. Ruberg
	Title:	Chief Executive Officer

May 31, 2013

A copy of the our Dutch statutory annual accounts for the financial year ended December 31, 2012 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.